

June 1, 2018

William D. Clark
President and Chief Executive Officer
Genocea Biosciences, Inc.
100 Acorn Park Drive
Cambridge, Massachusetts 02140

      Re: Genocea Biosciences, Inc.
              Registration Statement on Form S-3
              Filed May 21, 2018
              File No. 333-225086

Dear Mr. Clark:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abigail Jacobs at 202-551-2902 or Mary Beth Breslin at 202-551-3625 with any questions.

                               Division of Corporation Finance
                               Office of Healthcare & Insurance

cc: Thomas J. Danielski